

April 9, 2012

<u>Via E-mail</u>
Stanley M. Kuriyama
President and Chief Executive Officer
Alexander & Baldwin, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, HI 96801

      Re: **Alexander & Baldwin, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed February 15, 2012
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 28, 2012
                File No. 001-34187

Dear Mr. Kuriyama:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Max A. Webb

                                Max A. Webb
                                Assistant Director

cc: <u>Via E-mail</u>
        Marc S. Gerber
        Skadden, Arps, Slate, Meagher & Flom LLP